April 16, 2008

Mr. Michael Moran, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington DC 20549

RE:	CH Energy Group, Inc.
File No. 0-30512
Form 10-K for the year ended December 31, 2007
File on February 13, 2008

Central Hudson Gas & Electric Corporation
File No. 1-3268
Form 10-K for the year ended December 31, 2007
Filed on February 13, 2008

Dear Mr. Moran:

We are writing in response to your comment letter dated April 3, 2008 with respect to the above referenced filings of CH Energy Group, Inc. (“CH Energy Group”) and Central Hudson Gas & Electric Corporation (“Central Hudson”). Responses to each of your comments, with the text of each comment, are set forth below.

Common Stock Dividends and Price Ranges, page 66

2.

Please provide disclosure in the notes to your financial statements describing the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions at each balance sheet date. See Rule 4-08(e) of Regulation S-X. Show us what your disclosure will look like revised. In addition, we note the dividends CH Energy Group receives from its subsidiaries may be subject to various restrictions. Please tell us whether the thresholds of Rule 4-08(e)(3) of Regulation S-X have been met and what consideration you gave to providing condensed financial Information of CH Energy Group as set forth in Rules 4-08 and 12-04 of Regulation S-X.

CH Energy Group does not have any restrictions on its ability to pay dividends. As shown on Attachment A, CH Energy Group’s subsidiaries, including Central Hudson, do not meet the threshold for disclosure under Rule 4-08(e)(3) of Regulation S-X.

Therefore, a financial statement schedule (Schedule 1) containing condensed financial information and related data under Rule 12-04 was not considered necessary.

Critical Accounting Policies, page 67

3.

Please revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website as: http://www.sec.gov/rules/interp/33-8350.htm.

CH Energy Group and Central Hudson will, on a prospective basis, add sensitivity analyses and quantitative information to the Critical Accounting Policies section of Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations when it is reasonably available, beginning in the combined Quarterly Report on Form 10-Q for March 31, 2008.

Information on critical accounting policies which has been included throughout the Form 10-K (and beginning with March 31 Form 10-Q as applicable) will be consolidated in the Critical Accounting Policies section to assist investors. Specific items which will be consolidated include the information on Use of Estimates in Note 1 – Summary of Significant Accounting Policies; the sensitivity analysis on intangible assets included in Note 6 – Goodwill and Other Intangible Assets; and sensitivity data included in Note 10 – Post-Employment Benefits.

See Attachment B for a sample of the disclosure modifications.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk, page 68

4.	Prospectively, please revise your disclosure by choosing one of the three methods required by Item 305 of Regulation S-K with regard to your derivative instruments.

In accordance with Item 305 of Regulation S-K, sensitivity analysis will be added to the quantitative disclosures regarding derivative instruments. For Central Hudson, the derivatives include instruments to hedge the exposure to variability in prices of natural gas and electricity and the variability in interest rates for its variable rate debt. Griffith uses derivative instruments to hedge the variability in the price of heating oil. Both Central Hudson and Griffith use weather derivative contracts to hedge the effect on earnings of significant variances in weather from normal patterns. Considering the extensive discussion of derivative instruments in Note 14 – “Accounting for Derivative Instruments and Hedging Activities” we propose modifications to both Item 7A and Note 14 to address the requirement to provide sensitivity analysis.

CH Energy Group and Central Hudson will make the following modifications to paragraph three of Item 7A – Quantitative and Qualitative Disclosure about Market Risk in the combined Annual Report on Form 10-K for 2008:

“. . . The use of derivative instruments for hedging purposes is discussed in more detail in Note 14 – “Accounting for Derivative Instruments and Hedging Activities” which incorporates sensitivity analysis for each type of derivative instrument.” (Bold language added).

CH Energy Group and Central Hudson will make the following modifications to Note 14 in the combined Annual Report on Form 10-K:

For interest rate derivatives, the following language will be added to paragraph three:

“ . . . This rate cap agreement hedges the variability in interest rates related to Central Hudson’s bonds issued by  NYSERDA. If market interest rates increase above the cap, a payment is received from the counterparty which is expected to offset Central Hudson’s increased interest expense.” (Bold language added.)

For natural gas and electricity derivatives, the following language will be added to paragraph five:

“ . . . The total fair value (net unrealized loss) of Central Hudson’s derivatives at December 31, 2008, was ($X) million as compared to a fair value (net unrealized loss) of ($1.2) million at December 31, 2007. Central Hudson estimates that, as of December 31, 2008, if the commodity price increased/decreased by 10% the fair value of the derivatives would change by $X.” Central Hudson expects that any such change in fair value would be largely offset by directionally opposite changes in the cost of electricity and natural gas purchased.” (Bold language added).

For heating oil derivatives, the following language will be added to paragraph six:

“ . . . The total fair value of open derivative instruments at December 31, 2008 was a net unrealized gain (loss) of $X. The total fair value at December 31, 2007, was a net unrealized gain of $1.2 million. Griffith estimates that, as of December 31, 2008, if the commodity price increased/decreased by 10% the fair value of the derivatives would change by $X”. Griffith expects that any such change in fair value would be largely offset by a directionally opposite change in the cost of purchased heating oil”. (Bold language added).

For weather derivatives, the following language will be added to the end of Note 14:

“Central Hudson and Griffith estimate that for the weather derivatives currently in place, a change of X% in degree days from normal weather will result in a payment to/from the counterparty of $X and $Y, respectively.” (Bold language added).

Note 1 – Summary of Significant Accounting Policies, page 97

5.

EITF Issue no. 06-3 was effective for interim and annual reporting periods beginning after December 15, 2006. Please disclose your accounting policy with respect to the presentation of income taxes collected on behalf of governmental authorities.

Note 1 of the combined (CH Energy Group and Central Hudson) Annual Report on Form 10-K for 2006 includes a discussion of the applicability of EITF 06-3 (under the heading “Presentation of Governmental Taxes in the Income Statement”). The only taxes collected by the registrants on behalf of governmental entities are revenue taxes, which are not within the scope of EITF 06-3. Since this disclosure was made in the Form 10-K for 2006, at the effective date of the EITF, subsequent disclosure was not considered necessary in the Form 10-K for 2007.

The following statements will be added to Note 1 under the heading “Revenue Recognition” of the combined CH Energy Group/Central Hudson Form 10-Q for the quarter ended March 31, 2008:

As required by the PSC, Central Hudson records gross receipts tax revenues and expenses on a gross income statement presentation basis (i.e., included in both revenue and expenses). Sales and use taxes for both Central Hudson and Griffith are accounted for on a net basis (excluded from revenue).

Revenue Recognition, page 99

6.	Disclose the amount of deferred revenue and the estimated period over which such revenue will be recognized related to the fuel oil burner maintenance and tank service agreements.

The following disclosure will be added on a prospective basis to Note 1 under the heading “Revenue Recognition” of the combined CH Energy Group/Central Hudson beginning in the Form 10-Q for the quarter ended March 31, 2008:

Deferred revenue balances as of March 31, 2007, December 31, 2007 and March 31, 2008 were $5.0 million, $7.4 million, and $6.4 million, respectively. The deferred revenue balance will be recognized in competitive business subsidiaries operating revenues over the 12 month term of the respective customer contract.

Note 4 – Income Tax, page 114

7.

We assume the cost of removal deferred tax asset is included in plant-related items, if our assumption is not correct, please clarify. Prospectively, separate out any individually material components of your deferred tax assets or liabilities. You may also want to separately present the deferred tax liability associated with the equity component of the allowance for funds used during construction.

In the summary of the components of deferred taxes, the cost of removal is included in the plant related items.

The following modifications will be made to the summary of the components of deferred taxes in the Income Tax Note for CH Energy Group and Central Hudson in the combined Annual Report on Form 10-K for 2008:

Proposed Revision for SEC Comment Letter – changes in BOLD

The following is a summary of the components of deferred taxes at December 31, 2008, and December 31, 2007, as reported in CH Energy Group’s Consolidated Balance Sheet:

	2008	2007
Accumulated Deferred Income Tax Asset:
Excess depreciation reserve	$—	$15,173
Unbilled revenues	—	15,163
Plant-related	—	24,846
OPEB expense	—	19,721
Other	—	13,097

Accumulated Deferred Income Tax Asset	—	85,907

Accumulated Deferred Income Tax Liability:
Depreciation	—	138,029
Repair Allowance	—	11,815
Pension expense	—	15,024
Residual deferred gas balance	—	11,835
Other	—	51,287

Accumulated Deferred Income Tax Liability	—	218,478

Net Deferred Income Tax Liability	—	132,571

Net Current Deferred Income Tax Asset	—	5,875

Net Long-term Deferred Income Tax Liabilities	$—	$138,446

The following is a summary of the components of deferred taxes at December 31, 2008, and December 31, 2007, as reported in Central Hudson’s Consolidated Balance Sheet:

	2008	2007
Accumulated Deferred Income Tax Asset:
Unbilled revenues	$—	$15,163
Plant-related	—	24,846
OPEB expense	—	19,721
Excess depreciation reserve	—	15,173
Other	—	12,394

Accumulated Deferred Income Tax Asset	—	84,452

Accumulated Deferred Income Tax Liability:
Depreciation	$—	$135,820
Repair Allowance	—	11,815
Pension expense	—	15,024
Residual deferred gas balance	—	11,835
Other	—	41,391

Accumulated Deferred Income Tax Liability	—	209,000

Net Deferred Income Tax Liability	—	124,548

Net Current Deferred Income Tax Asset	—	4,600

Net Long-term Deferred Income Tax Liabilities	$—	$129,148

We will consider separate presentation of the deferred tax liability associated with the equity component of the allowance for funds used during construction if the amount becomes material. There has been no equity component of the allowance for funds used during construction for the last three years.

Note 8 – Capitalization – Common and Preferred Stock, page 123

8.

Prospectively, revise your disclosure to explain, in summary form the pertinent rights and privileges of the various securities outstanding. In this regard, we were unable to identify the liquidation preferences of the cumulative preferred stock outstanding. See paragraph 4 of SFAS no. 129.

The following modification will be made to the “Cumulative Preferred Stock” section of the Capitalization – Common and Preferred Stock Note for CH Energy Group and Central Hudson in the Combined Annual Report on Form 10-K for 2008:

In the event of a liquidation of the Company, the holders of the Cumulative Preferred Stock are entitled to receive the redemption price (in the case of a voluntary liquidation)

or the par value (in the case of an involuntary liquidation) plus, in either case, accrued dividends.

Since the preference in involuntary liquidation is not considerably in excess of par or stated value of the shares, we believe it is acceptable to disclose this information in the Notes instead of the equity section of the statement of financial position as indicated in paragraph 6 of SFAS no. 129.

Note 10 – Post Employment Benefits, page 127

9.

Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, please disclose your accounting policy.

CH Energy Group and Central Hudson report the market-related value of the plan assets at the fair value. The “Change in Plan Assets” included in the required disclosure in Note 10 uses the description “Fair Value of Plan Assets,” which we believe is responsive to and in compliance with the requirements of paragraph 30 of SFAS 87. We also note that the method chosen for the market-related value of plan assets does not impact net income since Central Hudson fully recovers its net periodic benefit costs in accordance with the 1993 Policy of the NYS Public Service Commission which is incorporated in Central Hudson’s 2006 Rate Order.

Note 11 – Equity Based Compensation, page 136

10.

Please explain how you accounted for the excess tax benefit associated with your exercised stock options over the last three years. In this regard, we note no stock compensation tax related items in your Consolidated Statements of Common Shareholders’ Equity.

No excess tax benefits have been recognized for exercised stock options. Due to the immateriality of the equity-based compensation expense as indicated in Note 11, tax benefits related to stock options are recognized by CH Energy Group and Central Hudson as a reduction to tax expense as compensation expense is recorded. Compensation expense recorded for stock options for the last three years combined totaled $122,000.

11.	Please explain to us how you account for equity awards given to employees who are retirement eligible. Please revise future disclosure accordingly.

The CH Energy Group Long-Term Equity Incentive Plan (“LTI Plan”) share-based payment award agreement provides that if the grantee’s employment terminates following completion of the first full fiscal quarter of the performance period due to retirement or death, the grantee will receive a prorated number of shares (the numerator is the number of days that the grantee was employed during the performance period and the denominator is the number of days in the performance period). Based on the terms of the agreement, compensation cost is recognized throughout the term of the performance period as it is earned. The portion related to an employee who retires during the performance period is the amount recognized up to the date of retirement, based on the estimated achievement of the management objectives identified in the LTI Plan through the date of retirement.

The following modification will be made to the Note on Equity-Based Compensation Incentive Plans of the combined Energy Group/Central Hudson Form 10-Q for the quarter ended March 31, 2008 in the discussion of performance shares:

Compensation expense is recorded as performance shares are earned over the relevant three-year life of the performance share grant prior to its award. The portion of the compensation expense related to an employee who retires during the performance period is the amount recognized up to the date of retirement. (Bold languageadded).

12.	Prospectively, please disclose the tax benefit recognized for your restricted stock awards. See paragraph A240g. 1 of SFAS no. 123(R).

CH Energy Group will disclose the tax benefit recognized for its restricted stock awards or, if immaterial, will state such. The deferred tax amounts recognized annually in income for the next three years are expected to be immaterial (approximately $72,000). In accordance with paragraph A240.g(1) of SFAS 123(R), the following modification will be made to the Note on Equity-Based Compensation Incentive Plans of the combined CH Energy Group/Central Hudson Form 10Q for the quarter ended March 31, 2008 in the discussion of restricted shares:

Total compensation cost and total recognized tax benefits related thereto were immaterial for the three months ended March 31, 2008.

13.	If applicable, please disclose any compensation cost capitalized. See paragraph A240g(1)(b) of SFAS no. 123(R).

CH Energy Group and Central Hudson do not capitalize a portion of the compensation cost for share-based payment arrangements. Therefore, no disclosure is applicable under paragraph A240.g(1)(b) of SFAS 123(R).

14.

It appears you issued treasury shares for purposes of fulfilling restricted stock grants. Please advise how you treat any difference between the carrying amount of treasury shares and the weighted average grant date fair value of the awards in the statements of income and cash flows. Also, please confirm for us if fair market value is quoted market value with respect to valuing your restricted stock grants.

Any difference between the carrying amount of treasury shares and the quoted market value on the date of grant will be reflected as additional paid in capital, or if a debit balance, will be reflected in retained earnings on CH Energy Group’s balance sheet. On the January 2, 2008 date of grant, CH Energy Group recorded $28,000 as a credit to additional paid in capital and the statements of income and cash flows were not impacted. For valuing the restricted stock grants, fair market value is quoted market value.

Note 12 – Commitments and Contingencies, page 141

Environmental Matters, page 144

15.

We noted the following disclosure on page 146, “No amounts have been recorded in connection with sites #4 and 5, for which Central Hudson has estimated future costs developed from conceptual plans. Absent DEC-approved remediation plans, management cannot estimate what cost, if any, will actually be incurred. The portion of the $125 million referenced above related to these two sites is approximately $88 million.” We assume you have recorded liability in connection with the early stage costs related to the investigation of site numbers 4 and 5 consistent with SOP 96-1, if not, please explain why not.

Central Hudson has not recorded a liability in connection with the early stage costs (SOP 96-1) related to the investigation of site numbers 4 and 5 since they were determined to be immaterial. This determination was made considering the treatment of these costs by the New York State Public Service Commission which allows deferral of these costs on the balance sheet for future recovery from customers. The amounts projected for sites 4 and 5 as of December 31, 2007 were $745,000 and $704,000, respectively, which in total is .1% of Central Hudson’s total assets. Although these amounts are immaterial to Central Hudson’s balance sheet, the estimate for these costs will be recorded as a liability and regulatory asset in the quarter ended March 31, 2008. These amounts will be reflected on the balance sheets and in the Notes for both CH Energy Group and Central in the Form 10-Q for the quarter ended March 31, 2008.

Item 9A. Controls and Procedures, page 161

16.

We note you state your disclosure controls and procedures were effective for recording, processing, summarizing, and reporting information that is required to be disclosed within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. While the definition of disclosure controls and procedures is not required, if you start to define it, then the entire definition is required. See Exchange Act Rule 13a-15(e).

Considering that the definition of disclosure controls and procedures is not required,

the following modification will be made to Item 4 – Controls and Procedures in the combined CH Energy Group/Central Hudson Form 10-Q for the quarter ended March 31, 2008:

The Chief Executive Officer and Chief Financial Officer of CH Energy Group and Central Hudson evaluated the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Quarterly Report on Form 10-Q and based on the evaluation, concluded that, as of the end of the period covered by this Quarterly Report on Form 10-Q, the Corporations’ controls and procedures are effective.

There were no changes to the Corporations’ internal control over financial reporting that occurred during the Corporations’ last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporations’ internal control over financial reporting.

In responding to these questions CH Energy Group and Central Hudson acknowledge that:

•	CH Energy Group and Central Hudson are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CH Energy Group and Central Hudson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please contact me at (845) 486-5566.

Sincerely,

Donna S. Doyle, Vice President
Accounting and Controller

                 January 28, 2008

ATTACHMENT A

Restrictions on CH Energy Group’s Ability to Pay Dividends

Rule 4-08(e) of Regulation S-X requires footnote disclosure of the most significant restrictions on the registrant’s ability to pay dividends. CH Energy Group does not have any restrictions on its ability to pay dividends; therefore, no disclosure is required.

Restrictions on the Ability of Subsidiaries and Investees to Pay Dividends

Rule 4-08(e) requires footnote disclosure of the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances when the sum of (1) consolidated and unconsolidated subsidiaries’ restricted net assets (i.e., amounts restricted as to transfer to the parent) and (2) the parent’s equity in undistributed earnings of 50 percent or less-owned persons accounted for by the equity methodexceeds 25 percent of consolidated net assets.

Analysis:

–

Central Hudson’s dividend payments to CH Energy Group are limited by the NYS Public Service Commission (“PSC”) to “100% of the annual average income available for common, calculated on a two-year rolling average basis”. Central Hudson's dividend payments would be reduced below 100% in the event of a downgrade of its senior debt rating below BBB+ by more than one credit rating agency. Central Hudson is currently rated “A” or the equivalent.

–

Central Hudson cannot make loans to CH Energy Group or guarantee or otherwise provide enforceable credit support (such as through a pledge of Central Hudson’s assets as security) for CH Energy Group’s obligations. The same restrictions apply for other affiliates.

–	Griffith does not have any restrictions on its ability to transfer funds to CH Energy Group.
–	Lyonsdale does not have any restrictions on its ability to transfer funds to CH Energy Group.
–	CH-Auburn does not have any restrictions on its ability to transfer funds to CH Energy Group.

Based on the above, the following calculation was performed to determine the need for footnote disclosure of Central Hudson’s dividend restrictions.

(1)	Consolidated and unconsolidated subsidiaries’ restricted net assets	63,085	(A)
(2)	The parent’s (CH Energy Group’s) equity in undistributed earnings of 50 percent or less-owned persons accounted for by the equity method	12,226	(B)
(1)+(2)=(3)	Total restricted net assets and undistributed earnings from equity investments	75,311
(4)	consolidated net assets	523,148	(C)
(3)/(4)	Total restricted net assets as a % of Consolidated Net Assets	14%
	Threshold for footnote disclosure	25%
	Additional footnote disclosure required? Yes/No	No

(A)
Consolidated and unconsolidated subsidiaries’ restricted net assets
Central Hudson’s Income Available for Common Stock
2007	32,466
2006	33,901
	66,367
	2
2-year average	33,184

Central Hudson ’s Retained Earnings at December 31, 2007	92,676
Amount available for dividends pursuant to PSC restriction	(33,184)
Restricted Retained Earnings	59,493
Other Restricted Assets - Cash Balance at December 31, 2007	3,592	(D)
Total Restricted Net Assets *	63,085
* There are no dividend restrictions at Griffith, CH-Auburn or Lyonsdale (Energy Group's other consolidated subs and there are no unconsolidated subs.)

(B)
CHEC ’ s unconsolidated balance in Investments in Unconsolidated Affiliates at December 31, 2007.

(C)
CH Energy Group’s Total Common Shareholder’s Equity at December 31, 2007.

(D)

Represents the portion of Central Hudson’ s net assets that are restricted by the PSC restriction against loans from Central Hudson to CH Energy Group or any other affiliate as this would be the only source of net assets from which a loan could be made.

Conclusion: As shown above, the total restricted net assets represent 14% of CH Energy Group’s consolidated net assets, therefore, no footnote disclosure of Central Hudson’s dividend restrictions are required.

Attachment B

Use of Estimates: Preparation of the consolidated Financial Statements in accordance with GAAP includes the use of estimates and assumptions by management that affect financial results. Actual results may differ from those estimated; however the methods used by CH Energy Group to prepare estimates have historically produced reliable results.

Expense items most affected by the use of estimates are depreciation and amortization (including amortization of intangible assets), reserves for uncollectible accounts receivable, other operating reserves, unbilled revenues, and pension and other post-retirement benefits.

Depreciation and amortization is based on estimates of the useful lives and estimated net salvage value of properties. For Central Hudson, these estimates are subject to change as the result of a future rate proceeding. Historical changes have not been material to the company’s financial results. For Griffith, any changes in estimates used for depreciation are not expected to have a material impact on CH Energy Group’s financial results. The amortization of CH Energy Group’s other intangible assets is discussed in detail below under the caption “Goodwill and Other Intangible Assets.”

Estimates for uncollectible accounts are based on customer accounts receivable aging data as well as consideration of various quantitative and qualitative factors, including special collection issues. The estimates for other operating reserves are based on assessments of future obligations related to injuries and damages and workers compensation claims. Unbilled revenues are determined based on the estimated sales for bimonthly accounts that have not been billed by Central Hudson in the current month. The estimation methods used in determining these sales are the same methods used for billing customers when actual meter readings cannot be obtained. Historical changes to these items have not been material to the company’s financial results.

See Note 1 – “Summary of Significant Accounting Policies” under the caption “Use of Estimates” for additional discussion.

Goodwill and Other Intangible Assets: The balances reflected on CH Energy Group’s Consolidated Balance Sheet at December 31, 2007, and 2006, for “Goodwill” and “Other intangible assets – net” relate to Griffith. Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets of businesses acquired as of the date of acquisition.

As required by SFAS No. 142, titled Goodwill and Other Intangible Assets, both goodwill and intangible assets not subject to amortization are tested at least annually for impairment and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. In assessing whether an impairment exists the fair value of the reporting units is compared to the carrying amount of assets. Fair value of goodwill is estimated using a discounted cash flow

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measurement. When available and as appropriate, comparative market multiples are used to corroborate discounted cash flows. In applying this methodology, reliance is placed on a number of factors, including actual operating results, future business plans, economic projections and market data. The carrying amount for goodwill was $63.4 million as of December 31, 2007, and $52.8 million as of December 31, 2006. Historical impairment tests have not resulted in the recognition of any impairment. However, if the operating cash flows of Griffith decline in the future, the result could be recognition of a future goodwill impairment charge to operations and the amount could be material to CH Energy Group's consolidated financial statements.

The most significant assumptions used in the discounted cash flow valuation regarding Griffith’s fair value in connection with goodwill valuations are: (1) detailed five year cash flow projections, (2) the risk adjusted discount rate, and (3) Griffith’s expected long-term growth rate, which approximates the growth rate imputed from the discrete period cash flow projections on key aspects of the business. The risk adjusted discount rate represents Griffith’s weighted average cost of capital and is established based on (1) the 30 year risk-free rate, which is impacted by events external to Griffith, such as investor expectations regarding economic activity, (2) Griffith’s required rate of return on equity, and (3) the current after tax rate of return on debt. In valuing its goodwill for 2007, Griffith used an average risk adjusted discount rate of 9.9%. Had the risk adjusted discount rate been 25 basis points higher, the aggregate estimated fair value of the reporting units would have decreased by $4.1 million, or 2.7%. In addition, Griffith used an average expected terminal growth rate of 1.5%. If the expected terminal growth rate was 25 basis points lower, the aggregate estimated fair value of the reporting units would have decreased by $2.9 million, or 1.9%. Had each year in Griffith’s five year cash flow projections been lower by 1.0%, the aggregate estimated fair value of the reporting units would have decreased by $.5 million, or .3%.

Other intangible assets - net relate to Griffith and are comprised of customer relationships, trademarks and covenants not to compete. If events indicate that an impairment exists, these assets are tested for impairment by comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset.

In accordance with SFAS 142 intangible assets that have finite useful lives continue to be amortized over their useful lives. The estimated useful life for customer relationships is fifteen years, which is believed to be appropriate in view of average historical customer turnover. However, if customer turnover were to substantially increase, a shorter amortization period would be used, resulting in an increase in amortization expense. For example, if a ten-year amortization period were initially used, annual amortization expense would increase by approximately $1.6 million. The estimated useful lives of trademarks range from five to fifteen years and are based upon management’s assessment of several variables such as brand recognition, management’s plan for the use of the trademark, and other factors which will affect the duration of the trademark’s life. The useful life of a covenant not to compete is based on the expiration date of the covenant, generally between two and five years. The weighted average amortization periods for customer relationships, trademarks and covenants not to compete are 15 years, 11.2 years, and 8.4 years, respectively. The weighted average amortization period for all amortizable intangible assets is 14.7 years.

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The estimated useful life of Griffith’s customer relationships is tested annually based on actual experience. The amortizable life of these assets has not changed since Griffith was acquired.

See Note 6 – “Goodwill and Other Intangible Assets” for additional discussion.

Post-Employment Benefits: Central Hudson’s reported costs of providing non-contributory defined pension benefits as well as certain health care and the life insurance benefits for retired employees are dependent upon numerous factors resulting from actual plan experience and assumptions of future plan performance.

The significant assumptions and estimates used to account for the pension plan and other post-retirement benefit expenses and liabilities are the discount rate, the expected long-term rate of return on the retirement plan and post-retirement plan assets, health care cost trend rate, the rate of compensation increase, and the method of amortizing gains and losses.

For 2007 the Projected Benefit Obligation (PBO) for Central Hudson’s pension plan ($409 million) and its obligation for post-retirement health-care (OPEB) costs ($148 million) were determined using 6.2% and 6.4% discount rates, respectively. These rates were determined using the Citigroup Pension Discount Curve reflecting projected cash flows. A 0.25% change in the discount rate would affect the projection of the pension PBO by approximately $1.3 million and the OPEB obligation by approximately $____million. Declines in the market value of the pension Trust Fund’s investment portfolio, which occurred from 2000 through 2002, and a reduction in the discount rate have resulted in a significant increase in pension and OPEB costs since 2001. Similar changes in the future could have similar results on these costs.

Central Hudson amortizes actuarial gains and losses related to these obligations over ten years in accordance with PSC-prescribed provisions.

The expected long-term rate of return on Retirement Plan and OPEB assets are 8.0%, net of investment expense. In determining the expected long-term rate of return on these assets, Central Hudson considered the current level of expected returns on risk-free investments (primarily United States government bonds), the historical level of risk premiums associated with other asset classes, and the expectations of future returns over a 20-year time horizon on each asset class, based on the views of leading financial advisors and economists. The expected return for each asset class was then weighted based on each plan’s target asset allocation. Central Hudson also considered expectations of value-added by active management, net of investment expenses. The actual return on Central Hudson’s Retirement Plan assets has ranged from _____% to _____% and from _____% to _____% on its OPEB assets over the last five years. A 25 basis point decrease in the expected long-term rate of return on Retirement Plan and OPEB assets would have the following impact:_____________________.

The estimates of health care cost trend rates are based on a review of actual recent trends and projected future trends. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 1% change in assumed health care cost trend rates would have the following effects:

4

	One Percentage Point Increase	One Percentage Point Decrease
	(In Thousands)
Effect on total of service and interest costcomponents for 2007	$1,854	$(1,500)

Effect on year-end 2007 post-retirement benefit obligation	$14,991	$(12,522)

In accordance with the terms of the 2006 Rate Order, Central Hudson is authorized to defer any differences between rate allowances and actual costs for both its pension and OPEB plans.

See Note 10 – “Post-Employment Benefits” for additional discussion.

Accounting for Derivatives: CH Energy Group and its subsidiaries use derivatives to manage their commodity and financial market risks; they do not enter into derivative instruments for speculative purposes. As a result of deferrals under Central Hudson’s regulatory mechanisms and offsetting changes of commodity prices for both Central Hudson and Griffith, derivatives that CH Energy Group and Central Hudson enter into do not materially impact earnings.

All derivatives, other than those specifically excepted, are reported on the Consolidated Balance Sheet at fair value. For discussions relating to market risk and derivative instruments, see Item 7A – “Quantitative and Qualitative disclosure About Market Risk” of this 10-K Annual Report and Note 14 – “Accounting for Derivative Instruments and Hedging Activities”.

See Note 14 – “Accounting for Derivative Instruments and Hedging Activities” for additional discussion.